

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Yanzhuan Zheng
Chief Financial Officer
Microvast Holdings, Inc.
12603 Southwest Freeway, Suite 210
Stafford, Texas 77477

>   **Re: Microvast Holdings, Inc.**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed April 29, 2022**
>   **File No. 333-258978**

Dear Mr. Zheng:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2022 letter.

Form S-1/A filed April 29, 2022

General

1.   If your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, please disclose on your cover page, prospectus summary, and applicable risk factors that you have been identified by the Commission under the HFCAA. Disclose that you have been conclusively identified and the impact this may have on your ability to continue to offer your securities.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing